

Michael Spies · 2nd

Venture Partner at Navitas Capital

United States · Contact info

500+ connections

 2 mutual connections: Taylor Foxman and Aeryn Cagle

Navitas Capital

Princeton University

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About

Broadly experienced in global real estate investment and development, having established and grown the international business of Tishman Speyer in 14 cities across eight countries. Chaired the TS Investment Committee and created and led the Innovation teams. Built and mentored multi-cultural teams; visionary strategist; active successful angel investor and advisor; multi-lingual; non-profit and for-profit Board experience.

Activity

1,772 followers

Michael Spies commented on a post · 6d

Congratulations Nick and team - big step!

😀👍👏 48   7 comments

Michael Spies reshared a post · 1mo

Israeli startup Firmus raises $4.5M for AI-based construction
jpost.com · 2 min read

👏 12

Michael Spies reshared a post · 1mo

What Proptech is Doing to Address Housing Affordability
medium.com · 11 min read

👍 5

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Experience

 **Venture Partner**
Navitas Capital
Jul 2020 - Present · 2 yrs

 **Founder**
Fuse Strategies LLC
Jan 2020 - Present · 2 yrs 6 mos
New York, New York

 **Board Member**
Equiem
Mar 2020 - Present · 2 yrs 4 mos

 **Senior Managing Director**
Tishman Speyer
Jan 1990 - Dec 2019 · 30 yrs

Head of Europe, India, New Markets; Head of Innovation; Chair, Investment Committee

 **Executive Vice President**
New York City Public Development Corporation
Sep 1982 - Dec 1989 · 7 yrs 4 mos
New York, New York

Education

 **Princeton University**
Bachelor of Arts - BA
1975 - 1979

Harvard University
MCRP, City & Regional Planning, Public Policy
1980 - 1982

Volunteering

Board Member
TechnoServe
Apr 2018 - Present · 4 yrs 3 mos
Poverty Alleviation



Advisory Board Member – Taubman Center for State & Local Government
Harvard Kennedy School
Sep 2018 - Present · 3 yrs 10 mos



Global Governing Trustee
Urban Land Institute
Jun 2014 - Jun 2020 · 6 yrs 1 mo

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Skills

Global Real Estate

Coaching & Mentoring

Strategist & Integrator

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Recommendations

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Interests

Companies   Schools


Navitas Capital
2,491 followers


The Real Estate Innovators Podcast
260 followers

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